Exhibit 99.1

China GrenTech Announces Extraordinary General Meeting of Shareholders

SHENZHEN, CHINA – March 15, 2012 – China GrenTech Corporation Limited (NASDAQ: GRRF, “GrenTech,” or the “Company”), a leading China-based provider of radio frequency and wireless coverage products and services, announced today that it has called an extraordinary general meeting of shareholders (the “EGM”), to be held on April 16, 2012 at 10:00 a.m. (Beijing time). The meeting will be held at the Company’s offices at 2nd Floor, Block A, Guoren Building, Keji Central 3rd Road, Hi-Tech Park, Nanshan District, Shenzhen 518057, People’s Republic of China, to consider and vote on the proposal to adopt the previously announced amended and restated agreement and plan of merger dated January 20, 2012, among Talenthome Management Limited (“Parent”), a British Virgin Islands exempted company, Xing Sheng Corporation Limited (“Merger Sub”), a Cayman Islands exempted company wholly-owned by Parent, and the Company (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company, with the Company continuing as the surviving company and wholly-owned by Parent. Parent, at the effective time of the merger, will be jointly owned indirectly by Mr. Yingjie Gao, the Company’s Chairman and Chief Executive Officer, Ms. Rong Yu, the Company’s Director and Chief Financial Officer, and Ms. Yin Huang, a founder of the Company. The merger is a going private transaction with Mr. Yingjie Gao, Ms. Rong Yu and Ms. Yin Huang. If completed, the proposed merger would result in the Company becoming a privately held company and its American depositary shares (“ADSs”) would no longer be listed on the NASDAQ Global Select Market. The Company’s Board of Directors, acting upon the unanimous recommendation of the Independent Committee formed by the Board of Directors, approved the Merger Agreement and resolved to recommend that the Company’s shareholders vote to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, including the merger.

Shareholders of record as of the close of business in the Cayman Islands on April 5, 2012 will be entitled to vote at the EGM. The record date for ADS holders entitled to instruct Citibank, N.A., the ADS depositary, to vote the shares represented by the ADSs is the close of business in New York City on March 15, 2012. Additional information regarding the EGM and the Merger Agreement can be found in the Transaction Statement on Schedule 13E-3, and the proxy statement attached as Exhibit (a)(1) thereto, filed with the Securities and Exchange Commission (“SEC”), which can be obtained from the SEC’s website (http://www.sec.gov). In addition, shareholders and ADS holders may receive the definitive proxy statement by mail by directing requests to MacKenzie Partners, Inc., the firm assisting the Company with this proxy solicitation, toll free at +1 800 322 2885 (or call collect at +1 212 929 5500 from outside of the United States). INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC, AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED MERGER AND RELATED MATTERS.

This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that have been or will be made with the SEC.

About China GrenTech

GrenTech is a leading developer of radio frequency (“RF”) technology in China and a leading provider of wireless coverage products and services in China. The Company uses RF technology to design and manufacture wireless coverage products, which enables telecommunications operators to expand the reach of their wireless communication networks to indoor and outdoor areas such as buildings, highways, subways, tunnels and remote regions. China GrenTech’s wireless coverage services include design, installation and project warranty services. The Company also tailors the design and configuration of its wireless coverage products to the specific requirements of its customers.

Based on its in-house RF technology platform, the Company also develops and produces base station RF parts and components sold to base station manufacturers. GrenTech is a qualified supplier of RF parts and components to major global and domestic base station manufacturers. For more information, please visit www.GrenTech.com.cn.

Company Contact:

Xin Lian, Senior Manager

China GrenTech Corp. Ltd.

Tel: +86 755 2650 3007

E-mail: investor@powercn.com